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Exhibit 8.2

           [LETTERHEAD OF CAPITAL RESOURCES GROUP, INC. APPEARS HERE]



                                                              March 17, 1997


Board of Directors
Goshen Savings Bank
1 South Church Street
Goshen, New York 10924


Dear Board Members:

         All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion adopted by the Board of Directors of Goshen Savings Bank ("GSB").

         It is our understanding that, pursuant to the Office of Thrift Supervision regulations, subscription rights are non-transferable. Persons violating such prohibitions may lose their right to purchase stock in the Conversion and be subject to other possible sanctions.

         Because the Subscription Rights to purchase shares of common stock in the Bank to be issued to the Bank's employee stock benefit plans, depositors of the Bank, and to other members of the Bank will be acquired by such recipients without cost, will be non-transferable and of short duration, and will afford the recipients the right only to purchase shares of common stock at the same price as will be paid by members of the general public in a Community or Public Offering, we are of the opinion that:

         (1) the Subscription Rights will have no ascertainable fair market value and,

         (2) the price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of this exercise.


                                           Very truly yours,


                                           /s/ Capital Resources Group, Inc.
                                           ---------------------------------
                                           CAPITAL RESOURCES GROUP, INC.